Exhibit 2.05

SHARE PURCHASE AND SALE AGREEMENT

By this private instrument, the Parties:

I. – BRASKEM S.A., a Brazilian corporation with headquarters at Rua Eteno, n° 1.561, Pólo Petroquímico de Camaçari, enrolled at the Tax Roll of the Ministry of Finance (CNPJ/MF) under # 42.150.391/0001-70.841, (“Braskem”).

II. – MITSUBISHI CHEMICAL CORPORATION, a Japanese corporation with headquarters 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan, enrolled at the Tax Roll of the Ministry of Finance (CNPJ/MF) under # 05.634.540/0001-40 (“Mitsubishi”).

III. – ODEBRECHT S.A., a Brazilian corporation with headquarters at Av. Luiz Viana Filho, n° 2.841, Paralela, Salvador, BA, enrolled at the Tax Roll of the Ministry of Finance (CNPJ/MF) under # 15.105.588/0001-15 (“Odebrecht”).

Braskem, Odebrecht and Mitsubishi hereinafter referred to as Parties, jointly, or Party, individually.

WHEREAS:

(1) Odebrecht and Mitsubishi have had a successful and long lasting commercial relationship in the chemical and petrochemical businesses for many years;

(2) Mitsubishi owns 43,948,380 ordinary shares of Polialden Petroquímica S.A. (“Polialden”) representative of 16.67% of its common stock and 6.8% of its total stock (the (“Polialden Shares”) and 2,881,480,720 ordinary shares of Trikem S.A. (“Trikem”), representative of 13.41% of its common stock and 4.73% of its total stock (the “Trikem Shares” and, together with the Polialden Shares, the “Mitsubishi Shares”);

(3) Braskem is an integrated petrochemical company which, among other relevant downstream assets, controls Polialden and Trikem;

(4) Odebrecht, as the controlling shareholder of Braskem, has formally announced its intention of integrating into Braskem certain downstream assets — including Polialden and Trikem — with the goal of capturing substantial synergies as a consequence of the new scale and eliminating potential conflicts of interest between shareholders;

(5) due to its strategy of concentrating chemical and petrochemical investments in Asia, Mitsubishi is interested in selling the Mitsubishi Shares to Braskem (the “Transaction”); and

(6) the Transaction is an important step towards the integration of Polialden and Trikem into Braskem;

The Parties decided to execute this Share Purchase and Sale Agreement (the "Agreement”) with the purpose of defining the terms and conditions under which the Transaction will be implemented:

SECTION I – DEFINITIONS

1.1. Definitions. As used herein, the following terms shall have the following meanings (all terms defined in this Section 1.01 or in other provisions of this Agreement in the singular to have the same meanings when used in the plural and vice-versa):

Acquisition	means the acquisition by Braskem or any of its subsidiaries of any business, and the related assets, of any other Person (whether by way of purchase of assets or stock, by merger or consolidation or otherwise).

Banco Central	means Banco Central do Brazil, or any successor entity.

Brazilian Corporation Law	means Law No. 6404 of December 15, 1976, as amended from time to time.

Business Day	means a day on which commercial banks are not authorized or required to close in New York City or São Paulo, Brazil and that is also a day on which dealings in Dollar deposits are carried out in the London interbank market.

Capital Stock	means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equity ownership interests in a Person other than a corporation and any and all warrants or options to purchase any of the foregoing.

Cash Equivalents	means (a) (i) short-term direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America for (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America) and (ii) short-term direct obligations of the federal government of Brazil or of Banco Central, in each case, denominated in Reais; (b) widely-held fixed income mutual funds managed by a financial institution; (c) other cash equivalents as defined under GAAP.

CVM	means the Brazilian Securities Commission (Comissão de Valores Mobiliários) or, if at any time after the execution of this Agreement such CVM is not existing and performing substantially the duties performed by it on the date hereof, then the body performing such duties at such time.

Disposition	by any Person, means any sale, assignment, transfer or other disposition of any Property (whether now owned or hereafter acquired) by such Person.

Dollars and US$	means lawful money for the time being of the United States of America.

Due Date	means the date 60 days after each Test Date.

EBITDA	means, for any period, with respect to Braskem on a consolidated basis, the sum (determined without duplication) of (a) net operating income — excluding extraordinary and non recurrent items — before interest expenses, taxes, depreciation and amortization as each such item is reported in Braskem’s most recent consolidated financial statements.

Final Due Date	means July 31, 2007.

Financial Tests	means jointly the Net Debt/EBITDA ratio and the Short Term Debt/EBITDA ratio.

GAAP	means generally accepted accounting principles in effect from time to time in Brazil, excluding Rule No. 247 enacted by the CVM on March 27, 1996 and any other rule enacted by the CVM in respect of proportional consolidation of financial statements.

Guaranty	means the guaranty set forth in Section VIII provided by Odebrecht for the benefit of Mitsubishi.

IGPM	Indice Geral de Preços ao Mercado – IGPM, published by Fundação Getúlio Vargas; or if such index no longer exists, any other index agreed upon in good faith by the Parties.

Indebtedness	means, with respect to any Person (determined without duplication), all obligations of such Person in connection with (a) short-term and long-term loans, financings and indebtedness of such Person for borrowed money; (b) notes, bonds, debentures, commercial paper or other similar instruments; (c) bank acceptances; (d) secured and unsecured Guarantees; and (e) assignments of credit or receivables with or without recourse.

Interest Period	means (1) the period commencing on and including the Closing Date – and, with respect to the interest due in connection with the amounts payable under the Lawsuit, the period commencing on and including Lawsuit Due Date – and ending on the date six months thereafter and (2) thereafter each period of six months commencing on the last day of each Interest Period and ending on the date six months thereafter; provided that: (i) if any such date is not a Business Day such Interest Period shall end on the next Business Day unless such next Business Day would fall in another calendar month, in which case such Interest Period shall end on the preceding Business Day and (ii) any Interest Period that would otherwise extend a Due Date and/or the Final Due Date, shall end on such date.

Lawsuit	means any and all, present or future, lawsuits brought by any holders of Polialden’s preferred shares (“Polialden’s Preferred Shareholders”) for purposes of: (i) questioning the legal nature of the dividends to which the Polialden’s Preferred Shareholders are entitled — whether such dividends are fixed or minimum according to the concepts of fixed and minimum dividends set forth in the Brazilian Corporation Law — and if the shares held by Polialden’s Preferred Shareholders entitle them to participate in Polialden’s residual profits under equal conditions with the holders of Polialden’s common shares and (ii) demanding payment of any sum related to the judicial recognition of (a) the legal nature of the dividends to which Polialden’s Preferred Shareholders are entitled (b) or their alleged right to participate in Polialden’s residual profits under equal conditions with the holders of Polialden’s common shares.

Lawsuit Due Date	means the date on which the Lawsuit is finally settled, either by agreement or by a final judgment not subject to appeal of any kind.

LIBO Rate	means, for any Interest Period, the offered rate for deposits in Dollars equal to or nearest the number of days in such Interest Period which appears on Telerate Page 3750 as of approximately 11:00 a.m. London time on the date two Business Days prior to the first day of such Interest Period, provided that if such rate does not appear on Telerate Page 3750, the “LIBO Rate” shall mean, with respect to each day during such Interest Period, the offered rate for deposits in Dollars equal to or nearest the number of days in such Interest Period which appears on the Reuters Screen LIBO Page as of approximately 11:00 a.m. London time on the date two Business Days prior to the first day of such Interest Period.

Net Debt	means, at any time, the aggregate outstanding principal amount of Indebtedness of Braskem minus the aggregate amount of cash and Cash Equivalents of Braskem, all as determined on a consolidated basis and reported in the consolidated financial statements most recently concluded fiscal year.

Net Debt/EBITDA Ratio	means, at any time, the ratio of (i) Net Debt at such time to (ii) the sum (determined without duplication) of EBITDA, in each case for the then most recently concluded fiscal year.

Person	means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organization or governmental authority or other entity of whatever nature.

Reais	means the lawful currency of Brazil.

Short Term Debt	means all the Indebtedness of Braskem which matures in the next 12-month period, as determined on a rolling basis.

Short Term Debt/EBITDA Ratio	means, at any time, the ratio of (i) Short Term Debt at such time to (ii) the sum (determined without duplication) of EBITDA, in each case for the then most recently concluded fiscal year.

Subsidiary	means, with respect to a Person, any entity that is controlled by such Person. For purposes of this definition, the term “control” (including the terms “controlling”, “controls” and “controlled by”) of a Person shall mean the possession, direct or indirect, of shareholders’ rights that generally entitle the controlling Person to vote the majority of the Voting Shares of such controlled Person in its general shareholders’ meetings and the right to elect the majority of such controlled Person’s officers.

Taxes	means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any governmental authority.

Test Date	means May 31, 2004, 2005 and 2006, respectively.

Voting Shares	Voting Shares of a Person means shares of Capital Stock of or other ownership interests in such Person having power to vote for the election of directors or similar officials of such Person (other than such shares or interests having such power only by reason of the happening of a contingency).

1.02. – Accounting Terms

(a) all accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(b) solely in connection with any calculations hereunder of “EBITDA” and not for any other purpose, (i) all calculations made with respect to any period during which an Acquisition is consummated shall be calculated on a pro forma basis as if such Acquisition had been consummated on the first day of such period using reasonable estimates and pro forma adjustments effected in accordance with GAAP as proposed by Braskem and its independent auditors and (ii) all calculations made with respect to any period during which a Disposition is consummated shall be calculated on a pro forma basis as if such Disposition had been consummated on the first day of such period using such reasonable estimates and pro forma adjustments effected in accordance with GAAP as proposed by Braskem and its independent auditors.

SECTION II – THE PURCHASE AND SALE OF THE MITSUBISHI SHARES

2.1. – Subject to the terms and conditions set forth herein, Mitsubishi hereby irrevocably and unconditionally agrees to sell to Braskem, and Braskem agrees to purchase from Mitsubishi, the Mitsubishi Shares.

2.1.1. – For the purposes of Section 2.1. above, Odebrecht hereby agrees to use its voting power in order to approve the acquisition by Braskem of all the rights, titles and interests in the Mitsubishi Shares, which are fully free and clear of any encumbrances and liens of any kind.

2.2. – The purchase and sale of the Mitsubishi Shares shall be conditioned upon the occurrence of the events described in Section IV below.

2.3. – As of the Closing Date (i) Mitsubishi shall assign and transfer, and Braskem shall assume as a shareholder of Polialden and Trikem all the rights, obligations, benefits, liabilities, titles and interests with respect to the Mitsubishi Shares and (ii) Braskem shall release and forever discharge Mitsubishi from all claims, demands, actions, obligations and liabilities of any and every kind whatsoever, known or unknown, including any and all claims which Braskem, Trikem and/or Polialden may now have, have ever had, or may in the future have, resulting from, arising out of or relating to the businesses of Trikem and Polialden.

SECTION III – PURCHASE PRICE AND PAYMENT CONDITIONS

3.1. – The purchase price for the Trikem Shares is R$28,007,992,60 and the purchase price for the Polialden shares is R$16,173,003,84, in a total amount of R$44,180,996,44 (the “Purchase Price”).

3.2. – On the Closing Date and upon satisfaction by the Parties of the conditions set forth in Section 5.1 below, Braskem will pay to Mitsubishi an installment correspondent to 10% (ten percent) of the Purchase Price, equivalent to R$4,418,099,64 (the “Initial Purchase Price”), by means of a wire transfer to be made by Braskem through an irrevocable order to be given to a first line financial institution to Bank Account No. 0175014 held by Mitsubishi at The Bank of Tokyo-Mitsubishi, Ltd. Head Office (address: 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388 Japan).

3.3. – The remaining balance of the Purchase Price (the “Remaining Purchase Price”) will be converted into Dollars on the Closing Date and paid according to the following criteria:

(a) on the first Due Date in which Braskem meets the Financial Tests; provided that if Braskem does not meet the Financial Test, the payment will be automatically postponed to the immediately successive Due Date; and

(b) if Braskem does not meet the Financial Tests on any Due Date, the Remaining Purchase Price will be paid in full on the Final Due Date.

3.3.1. – Braskem undertakes to provide to Mitsubishi as soon as available and in any event within 150 days after the end of each fiscal year (a) its consolidated balance sheet as at the end of the previous fiscal year and the related consolidated statements of income, in a pro-forma basis, reviewed by independent public accountants and (b) a compliance certificate issued by the chief financial officer or the chief accounting officer of Braskem setting forth in reasonable detail the calculations required to establish whether Braskem met the Financial Tests.

3.4. – Financial Tests

(a)	Net Debt/EBITDA	less than	2.50; and

(b)	Short Term Debt/EBITDA	less than	0.20

3.5. – Braskem agrees to pay to Mitsubishi interest on the unpaid principal amount of the Purchase Price from and including the Closing Date to but excluding the date such Purchase Price is paid in full, in respect of each Interest Period, at a rate per annum equal to the LIBO Rate for such Interest Period plus 3%.

3.5.1. – Accrued interest shall be payable on the last day of each Interest Period.

3.6. – Braskem may, at its option, prepay the Purchase Price without premium or penalty, such prepayment to be made together with accrued and unpaid interest to be calculated on a pro rata basis; provided that (i) Braskem shall previously notify Mitsubishi of the amount to be prepaid and (ii) each partial prepayment shall be in the minimum aggregate amount of US$1,000,000 or an integral multiple of US$1,000,000 in excess thereof.

SECTION IV – THE LAWSUIT

4.1. – Upon (i) a final and favorable judgment of the Lawsuit (i.e. winning Lawsuit) or (ii) a definitive settlement with respect to the Lawsuit, Braskem will pay an additional amount of R$21,570,000.00 to Mitsubishi. Such amount will be indexed by the IGPM from the Closing Date until the occurrence of the events set forth in items (i) or (ii) hereof, when it will be simultaneously converted into Dollars and start accruing interest.

4.2. – If the final judgment of the Lawsuit is adverse (i.e. lost Lawsuit), Braskem will pay an additional amount of R$5,400,000.00 to Mitsubishi. Such amount will be indexed by the IGPM from the Closing Date until the occurrence of the event set forth herein, when it will be simultaneously converted into Dollars and start accruing interest.

4.3 – The amounts payable in connection with Sections 4.1 and/or 4.2 above, will be due simultaneously with the Remaining Purchase Price; provided that if the Remaining Purchase Price has already been paid on or before the Lawsuit Due Date, then the such additional amounts will paid within 60 days as of the Lawsuit Due Date. In this case, no interest shall accrue.

SECTION V – CONDITIONS PRECEDENT

5.1. – Notwithstanding any other terms and conditions specifically ascribed in this Agreement to any of the Parties, the obligations of Braskem, to be performed by it at the Closing Date, shall be subject to the satisfaction of the following conditions:

(a) the Parties shall have obtained all the necessary corporate approvals in connection with the Transaction; and

(b) the representations and warranties set forth under Section VII below shall be true and accurate as of the Closing Date.

SECTION VI – CLOSING

6.1. – Not later than five business days prior to the Closing Date, Braskem and/or Mitsubishi, as the case may be, shall produce satisfactory evidence that the conditions precedent determined under items (a) and (b) of Section V of this Agreement have been fully met.

6.1.2. – The later of (i) five business days after the conditions precedent are met or (ii) July 31, 2003, the completion of the Transaction will take place at the head offices of Braskem, or at such other date, place or time as the Parties may agree. The date on which the Closing occurs and the transactions contemplated hereby become effective is referred to herein as the “Closing Date”.

6.2. – On the Closing Date, upon (i) the signing by the Parties of this Agreement and (ii) receipt by Mitsubishi of a letter executed by the bank (chosen on the basis of the criteria set forth in Section 3.2 above) responsible for effecting the wire transfer informing that the Initial Purchase Price has been irrevocably wired into the bank account designated by Mitsubishi), Braskem and Mitsubishi shall cause Trikem and Polialden to record the transfer of the Mitsubishi Shares contemplated herein with Banco Itaú S.A., in its capacity as depositary agent for such shares, as provided for in Article 39, first paragraph of Brazilian Corporate Law.

6.2.1. – An original copy of this Agreement shall be presented by Braskem to Banco Itaú S.A. for the purposes of the record of the transfer mentioned in Section 6.2.

SECTION VII – MUTUAL REPRESENTATIONS AND WARRANTIES

7.1. – Each one of the Parties represents and warrants, on its own name, the following:

(i)	Organization and Good Standing. Each of the Parties is duly organized and is in good standing according to the laws of its respective jurisdiction.

(ii)	Powers and Authorization. Each of the Parties has full power and authorization to execute this Agreement, and, subject to the provisions of Section 5.1(a), to comply with its obligations herein included and to effect the Agreement as herein considered.

(iii)	Legal Effects. This Agreement comprises the legal, valid and binding obligations of each of the Parties, enforceable according to its terms.

(iv)	No Breach, Consents. Subject to the provisions of Section 5.1 (a), the execution of this Agreement by the Parties and the compliance with its respective obligations under this Agreement: (a) do not breach or conflict with any provision included in the Parties’ bylaws; (b) do not violate any agreement to which Odebrecht, Braskem or Mitsubishi is a Party; (c) do not breach or conflict with any law, rule, license or authorization, judgment or order from any court or other government or ruling authority to which the stating Party is subject to; and (d) do not depend on any additional consent or approval from any governmental authority.

7.2. Mitsubishi represents and warrants, on its own name, that there are no liens or encumbrances of any kind existing in relation to the Mitsubishi Shares.

SECTION VIII – GUARANTY

8.1. – Odebrecht hereby irrevocably guarantees, as primary obligor, payment in full as provided herein, of (i) the Remaining Purchase Price and (ii) all amounts payable by Braskem in connection with Section IV above.

8.2. – Odebrecht’s obligations under this Guaranty shall be absolute, unconditional and irrevocable, irrespective of the validity or enforceability of any other provision of this Agreement.

8.3. – This Guaranty is a guaranty of payment and shall remain in full force and effect until all amounts payable by Braskem have been validly, finally and irrevocably paid in full. In this connection, Odebrecht hereby expressly waives all benefits set out in the following provisions of Brazilian law: article 595 of the Brazilian Civil Procedure Code and articles 827 to 839 of the Brazilian Civil Code.

SECTION IX – GENERAL PROVISIONS

9.1. – Assignment. None of the Parties may assign this Agreement, in all or in part, without the previous written consent of the other Parties.

9.2. – Specific Performance. With no prejudice to other means of judicial or extra-judicial action legally to the Parties, the provisions and obligations assumed herein bear specific performance, under the terms of articles 461, 632, 639 and following ones of the Brazilian Code of Civil Procedure, not being eventual damages proper satisfaction of the right of the Parties and the forum of the county of São Paulo is hereby elected, with renunciation to any other one, the most privileged it might be.

9.3. – Notices. All the notices, consents, requests and other communications foreseen herein will be made in writing and delivered personally, sent by certified letter or recognized courier service (both with acknowledgement of receipt), in any case with a copy by fax, to the address and individuals indicated below:

If to Odebrecht:
Care of: CEO
Address: Av. das Nações Unidas, n°4.777, 5° andar

05433-001, São Paulo – SP, Brazil
Fax: (55 11) 3443 9200

If to Braskem:
Care of: CEO
Address: Av. das Nações Unidas, n°4.777, 3° andar
05433-001, São Paulo – SP, Brazil
Fax: (55 11) 3023 0954

If to Mitsubishi:
Care of: General Manager, Consolidated Management Dept.
Address: 5-2, Marunouchi 2-Chome, Chiyoda-Ku, Tokyo 100-005, Japan
Fax: +81-3-3283-6483

9.3.1. – The notices delivered in accordance with to Section 9.3 will be deemed given: (i) when they are delivered, if delivered personally, and (ii) when they are received, if sent by mail or courier service.

9.3.2. – Any of the Parties may change the address to which the notice should be sent by means of a written notice to the other Parties, according to this Section 9.3.

9.4. – Conversion Mechanism. For the purposes of this Agreement, the conversions of Dollars into Reais or Reais into Dollars, as the case may be, shall be made at the average of exchange rates for the purchase and sale of Dollars established by the Banco Central for the administered exchange rate marked prevailing on the last business day preceding the relevant conversion date (Banco Central screen reference: SISBACEN PTAX 800, OPTION SALE 5).

9.5. – Confidentiality. The terms and conditions of this Agreement shall be held on a strictly confidential basis and no disclosure of the same shall be made to any third Party without the prior written authorization of the other Party hereto, unless otherwise required by law.

9.6. – Termination. This Agreement may be terminated by either of the Parties if the conditions precedent are not fully met until December 31, 2003.

9.7. – Binding Effect. This Agreement is signed irrevocably and binds the Parties by themselves and their heirs and successors under any concept.

9.8. – Indemnification. The Parties shall indemnity and hold each other harmless from and against any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind, including without limitation, reasonable attorneys’ fees and disbursements, interest or penalties sustained or incurred by the relevant Party as a result of or arising out of (a) any breach or inaccuracy of any representation or warranty contained herein; or (b) any failure to perform any covenant or obligation contained herein.

9.9. – Amendments. No amendment to this Agreement shall be valid, unless it is made in writing and signed by all the Parties.

9.10. – Severability. If any provision of this Agreement is considered null, void or inoperative, in whole or in part, no other provisions of this Agreement shall be affected as a consequence of this fact and, therefore, the remaining provisions of this Agreement will remain in full force and effect as if said null, void or inoperative provision was not contained in this Agreement.

9.11. – Further Assurances. The Parties shall use its commercially best efforts to cooperate and deal directly with each other to implement or, if necessary, supplement the provisions of this Agreement to ensure that the objective of the Parties are given full economic effect and that the provisions hereof are fully operable.

9.12. – Taxes. Mitsubishi hereby unconditionally and irrevocably authorizes Braskem to (i) deduct from the Purchase Price and from any and all additional amounts payable hereunder all Taxes which according the applicable law are attributable to Mitsubishi and (ii) forthwith make payment of the amount withheld to the appropriate governmental authority.

9.13. – Language. This Agreement shall be executed in both Portuguese and English; provided that in case of inconsistency the Portuguese version will prevail.

9.14. – Registration. Braskem hereby agrees to (i) cause the signature of each Party to be notarized upon execution by such party of the Agreement and (ii) cause the Agreement to be registered with the appropriate Registry of Titles and Deeds in Brazil within 20 days of the date hereof.

9.15. – Applicable Law amid Jurisdiction. This Agreement will be governed by and construed and interpreted in accordance with the laws of Brazil. It is hereby elected the venue of the city of São Paulo, state of São Paulo, to solve eventual disputes arising out of or in connection with this Agreement.

And by being thus agreed, the Parties execute this Agreement in 03 (three) counterparts of same text and form before the undersigned witnesses.

São Paulo, July 14, 2003

BRASKEM S.A.	MITSUBISHI CHEMICAL CORPORATION

/s/ Mario Augusto da Silva	/s/ José Pereira de Sousa
Name: Mario Augusto da Silva	Name: José Pereira de Sousa
Title: Attorney-in-fact	Title:

/s/ Susan Barrio
Name: Susan Barrio	Name:
Title: Attorney-in-fact	Title:

ODEBRECHT S.A.

/s/ Mario Augusto da Silva
Name: Mario Augusto da Silva
Title: Attorney-in-fact

/s/ Susan Barrio
Name: Susan Barrio
Title: Attorney-in-fact

Witnesses:

1. /s/ Raquel Moreira Cesso
Name: Raquel Moreira Cesso
ID Card (RG): 306744363

2. /s/ Marta Pacheco
Name: Marta Pacheco
ID Card (RG): 29221212-4 SSP/SP